Exhibit 99.8

Letter of Undertaking

October 1, 2024

Leishen Energy Holding Co., Ltd., an exempt company incorporated in the Cayman Islands (the “Company”), intends to conduct an initial public offering of shares and list its shares on The Nasdaq Stock Market LLC. Hongqi Li and Hongliang Li (collectively referred to as the “Signatories”) are executing this letter of undertaking in respect of the previous share capital reduction of the Company’s PRC subsidiaries, China Oil Blue Ocean Petroleum Technology Inc. (“China Oil Blue Ocean”) and ZJY Technologies Co., Ltd. (“ZJY Technologies”).

In March 2023, the respective shareholders of China Oil Blue Ocean and ZJY Technologies exited their shareholding positions in China Oil Blue Ocean and ZJY Technologies through share capital reductions and ceased to be shareholders of these entities. As part of such share capital reduction, Hongqi Li is entitled to receive consideration of $5,980,153, and Hongliang Li is entitled to receive $4,036,942. As of the date of this letter, China Oil Blue Ocean and ZJY Technologies have only paid a small portion of the share capital reduction consideration to the Signatories.

In light of the above, the Signatories hereby undertake that, upon receiving the remaining share capital reduction consideration from China Oil Blue Ocean or ZJY Technologies, each of them will, without delay and in compliance with applicable laws, transfer the cash equivalent of such remaining share capital reduction consideration to the Company. The Signatories further undertake to the Company that should the Signatories fail to make such payment for any reason and cause losses to the Company or its shareholders, the Signatories will bear the corresponding legal liability for compensation.

Yours truly,

By:

/s/ Hongqi Li
Hongqi Li

/s/ Hongliang Li
Hongliang Li

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